[Letterhead of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk]

No.Tel.270/HK000/COM10/2008
Jakarta, October 13, 2008

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk Form 20-F for the Fiscal Year Ended December 31, 2007 Filed March 23, 2008 File No. 001-14406

Dear Mr. Spirgel:

To further clarify responses no. 1 and 4 in our letter dated September 12, 2008 submitted by Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) in response to the Staff’s comments to the above-referenced Form 20-F set forth in its letter dated August 13, 2008, and following our discussions with Mr. Dean Suehiro of the Division of Corporation Finance of the Staff of the Commission, the Company proposes to file its future annual reports with the Commission in the following format:

•
The Annual Report (which would be sent to all shareholders and would contain both the PCAOB audit report and Indonesian English translated audit report) would be furnished to the Commission on a Form 6-K and not filed as an exhibit to the Form 20-F;

•
The portions of the Annual Report corresponding to the requested disclosure items under Form 20-F and the financial statements and the PCAOB audit report would be incorporated by reference into the Form 20-F; and

•	The Indonesian English translated audit report prepared in accordance with Indonesian auditing standards would not be incorporated by reference into the Form 20-F.

If you have any questions regarding the foregoing, or require additional information, please contact Jonathan Stone in Skadden Arps’ Hong Kong office at +852-3740-4703 or via facsimile at +1-917-777-5342 (direct), or the undersigned at +62 (21) 5209821.

Sincerely,

/s/ Rinaldi Firmansyah
Rinaldi Firmansyah
President Director

cc:
Tanri Abeng
President Commissioner
Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk

Irhoan Tanudiredja
Partner
KAP Haryanto Sahari & Rekan
(a member firm of PricewaterhouseCoopers global network in Indonesia)